================================================================================
    As filed with the Securities and Exchange Commission on March 14, 2003

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO
                                  (RULE 13e-4)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                               THE SHAW GROUP INC.
                       (Name of Subject Company (Issuer))

                               THE SHAW GROUP INC.
                        (Name of Filing Person (Issuer))

                                   ----------

         LIQUID YIELD OPTION(TM) NOTES DUE 2021 (ZERO COUPON -- SENIOR)
                         (Title of Class of Securities)
                             820280AC9 and 820280AA3
                     (CUSIP Numbers of Class of Securities)

                                   ----------

       Gary P. Graphia                 Copy to:                  Copy to:
Secretary and General Counsel       David P. Oelman         Kris F. Heinzelman
     The Shaw Group Inc.            Thomas P. Mason       Cravath, Swaine & Moore
       4171 Essen Lane          Vinson & Elkins L.L.P.        Worldwide Plaza
    Baton Rouge, LA 70809        2300 First City Tower       825 Eighth Avenue
       (225) 932-2500                 1001 Fannin           New York, NY 10019
                                Houston, TX 77002-6760        (212) 474-1000
                                     (713) 758-2222
          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing person)

                            CALCULATION OF FILING FEE

================================================================================
      TRANSACTION VALUATION *                     AMOUNT OF FILING FEE **
--------------------------------------------------------------------------------
          $250,000,000                                    $20,225
================================================================================

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, based upon the maximum amount of cash that might be paid for the Liquid Yield Option(TM) Notes due 2021 (Zero Coupon - Senior).

** The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Act of 1934, as amended, equals $80.90 per $1,000,000 of the value of securities proposed to be purchased.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:                 $  20,225
                  Form or Registration No.:               005-45328
                  Filing Party:                           The Shaw Group Inc.
                  Date Filed:                             February 26, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

                [ ] Third-party tender offer subject to Rule 14d-1.

                [X] Issuer tender offer subject to Rule 13e-4.

                [ ] Going-private transaction subject to Rule 13e-3.

                [ ] Amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

                             INTRODUCTORY STATEMENT

         The Shaw Group Inc., a Louisiana corporation ("Shaw"), hereby amends the Tender Offer Statement on Schedule TO ("Schedule TO") originally filed on February 26, 2003 with respect to the offer by Shaw to purchase for cash up to $384,600,000 aggregate principal amount of its outstanding Liquid Yield Option(TM) Notes due 2021 (Zero Coupon -- Senior) issued on May 1, 2001 (the "LYONs") at a purchase price not greater than $650 nor less than $620 per $1,000 principal amount at maturity, without interest. The information in this Amendment No. 1 to the Schedule TO ("Amendment No. 1") is intended to amend and supplement, but does not restate or replace, the information contained in the Schedule TO originally filed by Shaw on February 26, 2003 (including the exhibits thereto), except as specifically stated in this Amendment No. 1. Accordingly, you are encouraged to read the information contained in this Amendment No. 1 in conjunction with the information contained in the Schedule TO originally filed by Shaw on February 26, 2003.

         Shaw's offer for the LYONs is being made on the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2003, as amended as set forth in this Amendment No. 1 (the "Offer to Purchase"), and the Letter of Transmittal (the "Letter of Transmittal," which as amended or supplemented from time to time, together with the Offer to Purchase, constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule TO on February 26, 2003 as Exhibits (a)(1)(A) and
(a)(1)(B), respectively. The Offer will expire at 4:15 p.m., Eastern time, on Monday, March 26, 2003, unless extended or earlier terminated. The Schedule TO and this Amendment No. 1 are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

         The terms "Liquid Yield Option" and "LYONs" are trademarks of Merrill Lynch & Co., Inc.

         All references in the Schedule TO to the Expiration Time as 4:00 p.m., Eastern time, on March 26, 2003 are hereby amended and restated to refer to the Expiration Time as 4:15 p.m., Eastern time, on March 26, 2003.

         The section of the Offer to Purchase entitled "Statement Regarding Forward-Looking Statements" is hereby amended and supplemented as follows:

         The first sentence of the first paragraph of that section is hereby deleted in its entirety.

         The final sentence of the final paragraph of that section is hereby amended and restated in its entirety as follows:

"Except for our obligations under Rule 13e-4(c)(3) and Rule 13e-4(e)(3) of the Exchange Act to disclose any material changes in the information previously disclosed to holders of LYONs, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise."

ITEM 1. SUMMARY TERM SHEET

         Item 1 of the Schedule TO is hereby amended and supplemented as follows:

         The following sentences are added after the first sentence under the subheading "Why are you offering to purchase my securities?" in the "Summary Term Sheet" of the Offer to Purchase:

"On May 1, 2004, 2006, 2011 and 2016, holders of LYONs may require us to purchase all or a portion of the LYONs at their accreted value. The effective conversion price of the LYONs into our common stock is $77.03 per share and the closing price of our common stock on the New York Stock Exchange on February 24, 2003 was $11.50 per share. As such, unless our common stock price increases, we anticipate that a substantial portion, and perhaps all, of the LYONs will be submitted for repurchase as early as May 1, 2004. In the event that holders of LYONs require us to repurchase the LYONs on any of these dates, we may, subject to certain conditions, choose to redeem the LYONs in cash or in shares of our common stock or in a combination of both. Unless our common stock price increases significantly, we anticipate that we would fund all or substantially all of this repurchase obligation with cash. If we do so, we will substantially reduce our available cash resources or other forms of liquidity. This could have the effect of restricting our ability to fund new acquisitions or to meet other future working capital needs, as well as increasing our costs of borrowing. By raising funds and repurchasing a portion of the outstanding LYONs now, we are seeking to avoid these possible adverse consequences to our liquidity which these repurchase obligations might create in the coming years. See Section 14
-- "Certain Significant Considerations -- Our repurchase obligations under the LYONs could result in adverse consequences." In addition, by repurchasing a portion of the outstanding LYONs in the Offer, we will be, in effect, replacing debt that we would be obligated to repurchase in May 2004, if the holders of the LYONs exercise their put rights, with long-term debt having a March 2010 maturity."

         The paragraph appearing under the subheading "How long do I have to tender in the Offer?" in the "Summary Term Sheet" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

         "You have until 4:15 p.m., Eastern time, on March 26, 2003, unless we extend or earlier terminate the Offer, to tender your LYONs in the Offer. See
Section 2 -- "Terms of the Offer" and Section 8 -- "Expiration, Extension, Amendment or Termination of the Offer."

         The paragraph appearing under the subheading "Until what time can I withdraw previously tendered LYONs?" in the "Summary Term Sheet" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

         "You can withdraw previously tendered LYONs at any time until 4:15 p.m., Eastern time, on March 26, 2003 unless we extend the Offer, in which case you may withdraw your LYONs at any time prior to the new expiration time. See
Section 10 -- "Withdrawal of Tenders."

ITEM 4. TERMS OF THE TRANSACTION

         Item 4 of the Schedule TO is hereby amended and supplemented as follows:

         The ninth paragraph under Section 2 -- "Terms of the Offer" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

         "The Offer will expire at 4:15 p.m., Eastern time, on Monday, March 26, 2003, unless extended or earlier terminated by Shaw (such time and date with respect to the Offer, as it may be extended, the "Expiration Time")."

         The final paragraph under Section 9 -- "Procedures for Tendering LYONs" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

         "DETERMINATION OF VALIDITY. All questions as to the validity (including time of receipt) and acceptance of any tendered LYONs pursuant to the procedures described above will be determined by us, in our sole discretion, and our determination shall be final and binding. Conditional or contingent tenders will not be considered valid. We reserve the absolute right to reject any or all tenders of LYONs determined by us not to have been properly made or if the acceptance for payment of, or payment for, such LYONs may, in our opinion, be unlawful. We also reserve the absolute right, in our sole discretion, to waive any defects or irregularities in any tender as to particular LYONs whether or not similar defects or irregularities are waived in the case of other holders. However, if we choose to waive one of the conditions to the Offer discussed in
Section 12 -- "Conditions to the Offer" to this Offer to Purchase with respect to one LYON holder, we will waive that same condition to the Offer for all LYONs holders. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding. Any defect or irregularity in connection with tenders of LYONs must be cured within such time as we determine, unless waived by us. None of Shaw, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notice of any defects or irregularities in tenders of LYONs, or will incur any liability to holders for failure to give any such notice. If we waive our right to reject a defective tender of LYONs, the tendering holder will be entitled to the applicable payments."

         The fourth sentence of the first paragraph under Section 10 -- "Withdrawal of Tenders" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

         "You may also withdraw tendered LYONs if we have not yet accepted them for payment after April 22, 2003 and until such LYONs are accepted for payment."

         The third to last sentence of the subsection entitled "Our repurchase obligations under the LYONs could result in adverse consequences." under Section 14 -- "Certain Significant Considerations" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

"Our amended credit facility will permit us to repurchase LYONs as long as, after giving effect to the purchase, we have the ability to borrow up to $50.0 million under that facility and that we have designated amounts of cash and cash equivalents."

         The following sentence is added as the last sentence of the subsection entitled "Our repurchase obligations under the LYONs could result in adverse consequences." under Section 14 -- "Certain Significant Considerations" of the Offer to Purchase:

"In addition, regardless of whether we meet these tests, our amended credit facility will permit us to use up to $10.0 million to repurchase LYONs."

         The heading of Section 15 -- "Certain United States Federal Income Tax Consequences" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

"SECTION 15. UNITED STATES FEDERAL INCOME TAX CONSEQUENCES"

         The first sentence of the first paragraph of Section 15 -- "Certain United States Federal Income Tax Consequences" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

         "The following discussion summarizes the material United States federal income tax consequences resulting from the sale of the LYONs pursuant to the Offer."

         The second sentence of the first paragraph of Section 15 -- "Certain United States Federal Income Tax Consequences" of the Offer to Purchase is hereby deleted in its entirety.

         The second paragraph of Section 15 -- "Certain United States Federal Income Tax Consequences" of the Offer to Purchase is hereby deleted in its entirety.

         The following sentence is hereby added as the last sentence to the first paragraph of Section 15 -- "Certain United States Federal Income Tax Consequences" of the Offer to Purchase.

         "Accordingly, we urge you to consult with, and depend on, your tax advisor concerning the tax consequences of the Offer, including the United States federal, state, local and other tax consequences and potential changes in the tax laws, particular to you."

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

         Item 6 of the Schedule TO is hereby amended and supplemented as follows:

         The first paragraph under Section 3 -- "Purpose of the Offer" of the Offer to Purchase is hereby amended and restated by adding the following sentences after the first sentence:

"On May 1, 2004, 2006, 2011 and 2016, holders of LYONs may require us to purchase all or a portion of the LYONs at their accreted value. The effective conversion price of the LYONs into our common stock is $77.03 per share and the closing price of our common stock on the New York Stock Exchange on February 24, 2003 was $11.50 per share. As such, unless our common stock price increases, we anticipate that a substantial portion, and perhaps all, of the LYONs will be submitted for repurchase as early as May 1, 2004. In the event that holders of LYONs require us to repurchase the LYONs on any of these dates, we may, subject to certain conditions, choose to redeem the LYONs in cash or in shares of our common stock or in a combination of both. Unless our common stock price increases significantly, we anticipate that we would fund all or substantially all of this repurchase obligation with cash. If we do so, we will substantially reduce our available cash resources or other forms of liquidity. This could have the effect of restricting our ability to fund new acquisitions or to meet other future working capital needs, as well as increasing our costs of borrowing. By raising funds and repurchasing a portion of the outstanding LYONs now, we are seeking to avoid these possible adverse consequences to our liquidity which these repurchase obligations might create in the coming years. See Section 14 -- "Certain Significant Considerations -- Our repurchase obligations under the LYONs could result in adverse consequences." In addition, by repurchasing a portion of the outstanding LYONs in the Offer, we will be, in effect, replacing debt that we would be obligated to repurchase in May 2004, if the holders of the LYONs exercise their put rights, with long-term debt having a March 2010 maturity."

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


         Item 7 of the Schedule TO is hereby amended and supplemented as follows:

         The final two bullet points under Section 12 -- "Conditions of the Offer" of the Offer to Purchase are hereby amended and restated in their entirety as follows:

         o we have not entered into an amended and restated credit agreement with a group of lenders that (i) provides for aggregate borrowing capacity, including letters of credit of not less than $250.0 million, (ii) has a term that extends to at least March, 2006 and (iii) does not prohibit us from purchasing the LYONs pursuant to the Offer (other than a failure to enter into such an amended and restated credit agreement due to any factor within our control); or

         o we have not received at least $250.0 million in gross cash proceeds from the proposed private placement of our new senior notes (other than a failure receive such proceeds due to any factor within our control). Successful completion of the Offer is not a condition to the completion of the private placement of the new senior notes.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED


         Item 9 of the Schedule TO is hereby amended and supplemented as follows:

         Section 17 -- "Dealer Manager, Depositary and Information Agent" of the Offer to Purchase is hereby amended and supplemented by adding a paragraph in front of the final paragraph of that section which will read in its entirety as follows:

         "The following table sets forth an estimate of the fees to be paid by us to each of the Dealer Manager, the Information Agent, the Depositary and the trustee for the new senior notes private placement:

NAME                                                   FEES AND EXPENSES
----                                                   -----------------
Credit Suisse First Boston LLC as Dealer Manager         $   3,500,000
The Bank of New York as Depositary                       $      14,000
D.F. King & Co., Inc. as Information Agent               $      10,000
The Bank of New York as Trustee for the
      New Senior Notes Private Placement                 $       5,000"

ITEM 10. FINANCIAL STATEMENTS

         Item 10 of the Schedule TO is hereby amended and supplemented as follows to take into account the pricing of our private placement of approximately $253.0 million of new senior notes with a coupon of 10 3/4 percent. The new senior notes were priced at 98.803 percent of their face amount to yield 11 percent to maturity. We expect to close the new senior notes private placement, along with the amendment and restatement of our $250 million credit facility, on Monday, March 17, 2003.

         The line item entitled "Senior Notes being offered concurrently" in the table entitled "Capitalization" under Section 13 -- "Capitalization" of the Offer to Purchase is hereby amended and restated in its entirety as follows:


                                                                                               At November 30, 2002
                                                                                            ---------------------------
                                                                                               Actual       As Adjusted
                                                                                            ------------   -------------
                                                                                                (Dollars in thousands)
Senior Notes being offered concurrently, net of original issue discount
of $3.029 million ..........................................................................       --         250,000

         The line item entitled "Ratio of Earnings to Fixed Charges" in the table under the subsection "Selected Financial Information" under Section 16 -- "Certain Financial Information and Outlook" of the Offer to Purchase is hereby amended and restated in its entirety as follows:


                                                                                          Three Months Ended
                                              Year Ended August 31,                           November 30,
                           -----------------------------------------------------------   ----------------------
                             1998         1999         2000        2001       2002         2001          2002
                           -------      -------      -------     -------     -------     -------      --------
Ratio of earnings to fixed
 charges(5) ............... 3.51x        3.39x       4.82x        5.01x        4.51x       4.76x        3.90x

         The following line item is added immediately after the line item entitled "Ratio of Earnings to Fixed Charges in the table under the subsection "Selected Financial Information" under Section 16 -- "Certain Financial Information and Outlook" of the Offer to Purchase":

                                                                                          Three Months Ended
                                              Year Ended August 31,                           November 30,
                           -----------------------------------------------------------   ----------------------
                             1998         1999         2000        2001       2002         2001          2002
                           -------      -------      -------     -------     -------     -------      --------
Pro Forma ratio of earnings
 to fixed charges(6) .......                                                  3.04x                     2.56x

         The following footnote is added as footnote (6) to the table under the subsection "Selected Financial Information" under Section 16 -- "Certain Financial Information and Outlook" of the Offer to Purchase and footnotes (6) through (8) to that table are renumbered accordingly:

"(6) Pro forma ratio of earnings to fixed charges gives effect to the net increase in interest expense resulting from the issuance of the new senior notes in the private placement and the anticipated use of the net proceeds of the new senior notes private placement, assuming the valid tender in the Offer of a sufficient amount of LYONs at $650 per $1,000 principal amount at maturity. See introduction to "Unaudited Pro Forma Financial Information" in this Section 16 -- "Certain Financial Information and Outlook."


         The table entitled "Unaudited Pro Forma Condensed Consolidated Statement of Operations" under Section 16 -- "Certain Financial Information and Outlook" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                     TWELVE MONTHS ENDED NOVEMBER 30, 2002

                                                                                        PRIVATE
                           HISTORICAL   HISTORICAL     ACQUISITION     ACQUISITION     PLACEMENT       TENDER OFFER
                              SHAW      IT GROUP(1)   ADJUSTMENTS(2)    SUBTOTAL     ADJUSTMENTS(3)   ADJUSTMENTS(4)   PRO FORMA(5)
                           ----------   -----------   --------------   -----------   --------------   --------------   -------------
                                                                        (IN THOUSANDS)
INCOME:
  Revenues...............  $3,713,993    $ 247,120      $   2,336 A    $3,963,449       $     --         $    --        $3,963,449
  Cost of revenues
    (loss)...............   3,366,651      452,756        (18,007)B     3,801,400             --              --         3,801,400
                           ----------    ---------      ---------      ----------       --------         -------        ----------
  Gross profit...........     347,342     (205,636)        20,343         162,049             --              --           162,049
Selling, general and
  administrative
  expenses...............     180,232       63,408             --         243,640             --              --           243,640
Goodwill amortization....          --        1,723         (1,723)C            --             --              --                --
Special charges..........          --       15,392             --          15,392             --              --            15,392
Loss on impairment of
  assets.................          --      529,428       (528,778)D           650             --              --               650
                           ----------    ---------      ---------      ----------       --------         -------        ----------
Operating income
  (loss).................     167,110     (815,587)       550,844         (97,633)            --              --           (97,633)
Interest expense.........     (22,997)     (14,847)        14,217 E       (23,627)       (28,768)          8,043           (44,352)
Interest income..........      10,035           --           (373)F         9,662             --              --             9,662
Other expense, net.......      (4,322)          --             --          (4,322)            --              --            (4,322)
                           ----------    ---------      ---------      ----------       --------         -------        ----------
                              (17,284)     (14,847)        13,844         (18,287)       (28,768)          8,043           (39,012)
                           ----------    ---------      ---------      ----------       --------         -------        ----------
Income (loss) before
  income taxes...........     149,826     (830,434)       564,608        (115,920)       (28,768)          8,043          (136,645)
Provision (benefit) for
  income taxes...........      53,915      139,584       (235,230)G       (41,731)       (10,356)G         2,895 G         (49,192)
                           ----------    ---------      ---------      ----------       --------         -------        ----------
Income (loss) from
  continuing operations
  before losses from
  unconsolidated
  entities...............      95,911     (970,018)       799,918         (74,189)       (18,412)          5,148           (87,453)
Losses from
  unconsolidated
  entities...............         (43)          --             --             (43)            --              --               (43)
                           ----------    ---------      ---------      ----------       --------         -------        ----------
Income (loss) from
  continuing
  operations.............      95,868     (970,018)       799,918         (74,232)       (18,412)          5,148           (87,496)
Discontinued
  operations.............          --      (17,200)            --         (17,200)            --              --           (17,200)
                           ----------    ---------      ---------      ----------       --------         -------        ----------
Net income (loss)........  $   95,868    $(987,218)     $ 799,918      $  (91,432)      $(18,412)        $ 5,148        $ (104,696)
                           ==========    =========      =========      ==========       ========         =======        ==========

See Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations

         Footnote Number 3 to the "Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations" under Section 16 -- "Certain Financial Information and Outlook" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

         "(3) Assumes net proceeds of $241.1 million (after deducting estimated expenses and the initial purchasers' discounts) from the private placement of the new senior notes at the interest rate of 10 3/4% per annum, accretion of the original issue discount and the amortization of issuance costs with respect to the new senior notes."

         The second paragraph of the subsection entitled "Outlook" under Section 16 -- "Certain Financial Information and Outlook" of the Offer to Purchase is hereby amended and restated in its entirety as follows:

         "For the last nine months of fiscal 2003, we project that we will realize negative free cash flow of between $55.0 million and $75.0 million. For fiscal 2004, we expect to generate between $90.0 million and $110.0 million of free cash flow which would be sufficient for us to repurchase in cash any outstanding LYONs that are submitted to us for repurchase on May 1, 2004 (assuming that we use all of the net proceeds of the new senior notes private placement to repurchase LYONs in the Offer). We determine free cash flow by subtracting from our projected EBITDA the projected amounts of cash used to pay taxes and interest expenses, to fund changes in working capital and to fund capital expenditures. If we do not use all of the net proceeds of the new senior notes private placement to repurchase LYONs in the Offer, we expect that we will be required to designate any excess proceeds as restricted cash under our amended credit facility. This restricted cash would not be available to us to fund our working capital needs or for other general corporate purposes, but would be available to us to repurchase any LYONs submitted to us for repurchase on or after May 1, 2004 provided that we have sufficient liquidity, as defined in the amended credit facility, at the time of the repurchase."

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SHAW GROUP INC.

By: /s/ GARY P. GRAPHIA
--------------------------------------
Name:  Gary P. Graphia
Title: Secretary and General Counsel
Dated: March 14, 2003

                                INDEX TO EXHIBITS

     *(a)  (1)(A)   Offer to Purchase, dated February 26, 2003.

     *(a)  (1)(B)   Letter of Transmittal, including taxpayer I.D. guidelines
                    (appears as Exhibit A to the Offer to Purchase).

     *(a)  (5)      Press Release issued by Shaw on February 26, 2003.

    **(b)  (1)      Form of Indenture, to be dated as of March 17, 2003, between
                    The Shaw Group Inc., the Subsidiary Guarantors named therein and The Bank of New York, as trustee, for 10 3/4% Senior
                    Notes due 2010.

      (c)           Not required.

     *(d) Indenture, dated as of May 1, 2001, by and between The Shaw Group Inc. and The Bank of New York (as successor to United States Trust Company of New York), as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Notes, is hereby incorporated by reference to Shaw's current report on Form 8-K (File No. 001-12227) filed with the Securities and Exchange Commission on May 11, 2001.

      (e)           Not required.

      (g)           None.

      (h)           None.

----------

      *  Previously filed

     **  To be filed by amendment